Exhibit 3.1
AMENDMENT
TO THE
AMENDED ARTICLES OF INCORPORATION OF FIRSTENERGY CORP.
          Article IV, Section A of the Amended Articles of Incorporation of FirstEnergy Corp. (the “Corporation”) shall be deleted in its entirety and replaced as follows:
          “A. Authorized Capital Stock. The Corporation is authorized to issue 495 million shares of capital stock, consisting of five (5) million shares of preferred stock, with par value of $100 per share (“Preferred Stock”), and 490 million shares of common stock, with par value of $0.10 per share (“Common Stock”).”